Exhibit 1.02
AGILENT TECHNOLOGIES, INC.
Conflict Minerals Report
For The Year Ended December 31, 2013
This Conflict Minerals Report (the “Report”) of Agilent Technologies, Inc. (“Agilent” or “we”) for the year ended December 31, 2013 is designed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).
Pursuant to the Rule, Agilent conducted due diligence regarding the source and chain of custody of the necessary conflict minerals1 in our products. Based on our efforts, we have reason to believe that some of the conflict minerals present in our supply chain may have originated in the Democratic Republic of Congo (“DRC”) or adjoining countries (collectively the “Covered Countries”). We are unable with absolute assurance to determine the origin of the conflict minerals in our products at this time and therefore cannot exclude the possibility that some conflict minerals may have originated in the Covered Countries. For this reason, we are required under the Rule to submit this Report as an Exhibit to Agilent’s Form SD.
This report has been prepared by Agilent with the assistance of our third-party vendor, Assent Compliance (“Assent”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

1.	Company Overview
Agilent is the world's premier measurement company providing core bio-analytical and electronic measurement solutions to the life sciences, diagnostics and genomics, chemical analysis, communications and electronics industries.
Our life sciences and diagnostics business focuses on the pharmaceutical, academic and government, bio-agriculture, food safety, clinical markets, biotechnology and contract research organization industries. Our chemical analysis business focuses on the petrochemical, environmental, forensics and food safety industries. Agilent’s electronic measurement business addresses the communications, electronics and other industries. In addition to our three businesses, Agilent’s centralized manufacturing and order fulfillment is handled through the Agilent Order Fulfillment function and research is conducted through Agilent Technologies Laboratories. Some of the electronic instruments manufactured by Agilent for its various business units utilize some amount of tungsten, tantalum, tin and gold.

2.	Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Agilent’s objective is to ensure compliance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), for all Agilent identified supply chain partners. Currently Agilent’s policy is to work only with suppliers who adhere to our environmental expectations and human rights policies. Suppliers shall take reasonable measures to ensure products, parts, components and materials supplied to Agilent are “DRC (Democratic Republic of Congo) conflict free” as that term is used under Section 1502 of the Dodd-Frank Act.
___________________
1The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Tin, Tungsten, Tantalum and Gold will herein be referred to as the 3TGs for discussion purposes.

Our Conflict Mineral policy is publicly available on our website at and related information is contained in our Supplier Code of Conduct.

3.	Description of Reasonable Country of Origin Inquiry
In undertaking its RCOI, Agilent conducted a survey of all of its strategic and core suppliers, which account for 85% of Agilent’s procurement spend. We maintain this is a reasonable approach as it allowed us to canvas the suppliers who represent the majority of our expenditures in 2013. Agilent provided a list composed of 3135 suppliers to Assent for upload to the Assent Compliance Manager tool. Before loading the suppliers’ information into the tool, Assent utilizes a development system test to verify with Agilent the accuracy of the supplier list. We deemed it impractical to filter this list further to exclude some possibly irrelevant suppliers because we could not determine definitively the presence or absence of conflict minerals in all parts supplied to Agilent for our products.
Assent’s use of the EICC-GeSI Conflict Minerals Reporting Template (the “EICC-GeSI Template”) to conduct a survey of our suppliers allowed for some elimination of irrelevant suppliers. Specifically, Question 1 of the EICC-GeSI Template asks suppliers whether any of the conflict minerals they use are necessary to the functionality or production of their products. In addition, Assent conducted analysis on our supply chain to remove suppliers based on the following criteria:

·	The company supplies Agilent with packaging only (excluding labels);

·	The company supplies Agilent only with items that do not end up in Agilent’s products (including equipment used to make our products but not a part of the actual products themselves);

·	The company is a test lab providing Agilent with product testing only;

·	The company is a service provider only; and

·	The company has not supplied anything to Agilent in the last two years.

Based on supplier responses to Question 1 and this additional analysis by Assent, we were able to remove 3.92% of our strategic and core suppliers from scope of this Report.
Assent then conducted the supplier survey portion of the RCOI, using the EICC-GeSI Template. Assent contacted suppliers electronically via the Assent Compliance Manager and requested that they respond to the questions in the EICC-GeSI Template with respect to their sales to Agilent. The Assent Compliance Manager is a software-as-a-service platform system tool that enables suppliers to upload completed EICC-GeSI Templates directly and permits Assent and Agilent to track supplier communications, assess red flags and manage the survey process generally.
In its communications with suppliers, Assent provided training and education on how to complete the EICC-GeSI Template in order to alleviate any remaining confusion or questions with suppliers. Assent contacted nonresponsive suppliers a minimum of three times through the Assent Compliance Manager and by direct telephone or e-mail communications by Assent personnel. All communications were monitored and tracked in Assent's system for future reporting and transparency.

4.	Due Diligence Process

a.	Design of Due Diligence
The due diligence Agilent has undertaken and plans to undertake pursuant to the Rule has been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold, tin, tantalum and tungsten.

The due diligence process, as completed by Assent, is a two-stage data analysis that pushes all Agilent suppliers to comply with the Rule and take all reasonable steps to eliminate conflict minerals from the products they supply to Agilent. The goal is for all suppliers to pass both stages described below.

·	Stage 1 (Pass/Fail): Did the supplier pass our minimum pass/fail criteria from the EICC-GeSI Template?
For Stage 1, we set our minimum pass/fail criteria based on several questions on the EICC-GeSI form that we found most relevant. Specifically, we focused on Questions A, E, H and I:
A. Do you have a policy in place that includes DRC conflict-free sourcing?
E. Have you implemented due diligence measures for conflict-free sourcing?
H. Do you verify due diligence information received from your suppliers?
I. Does your verification process include corrective action management?
We utilized these questions because suppliers’ responses thereto provide helpful insight into the status of their own internal conflict mineral compliance programs. Suppliers that answer “yes” to all four questions pass Stage 1. Suppliers that respond “no” to any one of those questions fail Stage 1.
Assent contacts suppliers that fail Stage 1 to discuss their EICC-GeSI Template responses to the four relevant questions and verify that any “no” answers are current. Through these discussions, Assent helps the failing suppliers understand the requirements to meet our minimum criteria at Stage 1 and to set a timeline for meeting these requirements if they cannot do so immediately. These activities and all communications are documented for future reference and reporting, as well as demonstrated evidence of due diligence. The long term goal is to get all suppliers to pass Stage 1.

·	Stage 2 (Approved/Rejected): Did the supplier provide relevant supporting evidence to validate certain aspects of its initial EICC-GeSI Template response?
During Stage 2, a supplier that has passed Stage 1 formally verifies its policies and processes with respect to conflict minerals. In special instances, a supplier may proceed to Stage 2 even if it failed Stage 1 or did not submit an EICC-GeSI Template at all. In those cases, the supplier may have claimed “DRC conflict-free” status. Assent will use Stage 2 to verify the supplier’s claim. Assent contacts the suppliers who have met the initial pass criteria and requests supporting documentation to validate suppliers’ responses on the EICC-GeSI Template, specifically the responses to Questions A, E, H and I. Supporting documentation may include such evidence as a copy of a company’s conflict minerals policy or an outline of its due diligence and corrective actions. Currently 24.49% of respondents have received formal requests to verify their passing responses. Also during Stage 2, Assent verifies smelter information for suppliers with conflict minerals in the products they supply to Agilent. Smelter information is corrected, reviewed and alternate/duplicate information is removed.
Assent reviews the responses and supporting documentation submitted by each supplier in Stage 2 to determine whether the supplier meets our minimum standards for conflict minerals compliance and should be granted “Approved” status. All relevant data and correspondence is stored and tracked for future reporting and demonstration of due diligence.
We believe this two-stage due diligence approach is effective because it incorporates the first three steps of the OECD guidelines:

·	Establish a management system

·	Identification of risk

·	Strategy to respond to risk

b.	Management Systems
Internal Team
Agilent has established a management system for conflict minerals compliance. Our management system includes members of the Legal Department and Product Regulatory Affairs Department. Their efforts are supported by Agilent’s General Counsel, as well as executive-level representatives. The team of regulatory and legal subject matter experts includes (in alphabetical order):

·	P Diana Chiu - Senior Counsel

·	Ed Ikeda-Quality Program Manager

·	Brendan Kelleher - Senior Compliance Counsel

·	Kathy Kristovich - Procurement Program Manager

·	James C Powell - Product Regulatory Affairs, Americas Program Manager

·	Jeffrey Li - Vice President, Assistant General Counsel

·	Colin McGeechan - Product Regulatory Affairs, Electronic Measurement Group

·	Mary Piecewicz - Stewardship Program Manager Global Sourcing (Indirect Procurement)

·	Harald Riempp - Product Regulatory Affairs

·	Michael Tang - Vice President, Assistant General Counsel

·	Chee Chow Tng - Procurement Process Manager
The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led James C. Powell, who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts as necessary.
Control Systems
We have put into place necessary controls to promote compliance with the Rule. Controls include, but are not limited to, our Standards of Business Conduct, which outlines expected behaviors for all Agilent employees. We also provide multiple mechanisms whereby employees and suppliers can report violations of Agilent’s policies, including an anonymous hotline managed by the Legal Compliance Group.
Further, our Supplier Environment and Social Responsibility Code of Conduct, directs all Agilent suppliers to “take reasonable measures to ensure products, parts, components and materials supplied to Agilent are ‘DRC (Democratic Republic of Congo) conflict free’.” All Agilent purchase orders used for supply chain procurement require that the “Supplier shall comply with AGILENT’s Supplier Environmental and Social Responsibility (ESR) Code of Conduct.” Thus, Agilent suppliers agree to “take reasonable measures to ensure” the products they sell to Agilent are “DRC conflict-free.” As we enter into new supplier agreements, or renew existing contracts, we add a clause to require suppliers to provide information about the sources (including smelters) of conflict minerals in products they supply to Agilent.
Additionally, Agilent has a defined supplier communication and verification process for supply chain compliance. As part of this global process, all suppliers receive a written communication regarding Agilent’s supply chain compliance requirements (including those relating to conflict minerals). In addition, suppliers on a scheduled basis are required to complete an online verification survey to ensure compliance with Agilent’s supply chain requirements.
In an effort to come into line with the OECD requirement to strengthen engagement with suppliers, Agilent has, through Assent, provided our suppliers with education on conflict minerals and the related requirements of the Rule. Feedback from this engagement has allowed us to enhance the training by focusing and adapting it to each user’s needs. It has also allowed us to make clear our expectations to suppliers in our supply chain.
Finally, we have adopted a policy to retain relevant documentation. Documentation will be retained for a period of 10 years.

c.	Identify and Assess Risk in the Supply Chain
Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us - including sources of conflict minerals that are supplied to them from lower-tier suppliers.
We identify risks and red flags automatically via Assent’s system based on the criteria established for supplier responses at Stage 1 of our due diligence process. Responses containing red flags are dealt with directly by Assent supply chain staff, who contact the supplier, gather pertinent data and perform an assessment of the supplier's conflict minerals compliance status. All of the information and findings from this process are stored in a database that can be audited by internal or external parties.

d.	Strategy to Respond to Risks
In response to this risk assessment, Agilent has a risk management plan, through which the conflict minerals program is implemented, managed and monitored.  The risk presented by suppliers that fail Stage 1 is addressed initially via direct correspondence by Assent. Agilent also will be implementing certain supplier corrective action measures - see “Steps to be taken to mitigate risk” below. These measures will ensure Agilent’s suppliers have policies and procedures in place that will allow them to provide Agilent with the information necessary to comply with the Rule going forward.
To ensure suppliers understand our expectations with respect to Conflict Minerals, we have provided both video, recorded training and documented instructions through Assent. We also have provided telephone and email contact information of the Procurement Team for escalating any issues.

e.	Independent Third-Party Audits of Supply Chain Due Diligence
Pursuant to Item 1.01(c)(1)(iv) of the instructions to Form SD, we are not required to obtain an independent private sector audit of this Report while our products remain in the “DRC conflict undeterminable” category.

5.	Due Diligence Results

a.	Survey Responses
Agilent has received responses from 29.82% of the suppliers surveyed. We reviewed the responses to determine which suppliers required further engagement. The criteria for follow-up include untimely responses, incomplete responses, and inconsistencies within the data reported in the EICC-GeSI Template. In such instances, Agilent has worked directly with suppliers to formulate revised responses.
Currently 24.49% of responses failed, and Assent has followed up with each of the failing suppliers. Of the suppliers contacted for additional information and clarification, 42.79% responded, of which 17.90% are still working with Assent to provide sufficient information to pass Stage 1 and proceed to Stage 2.

b.	Smelters or Refiners
The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Agilent. We are therefore unable to determine whether the conflict minerals reportedly in use by the suppliers were contained in components or parts supplied to us. Furthermore, suppliers did not always provide smelter lists, or provided incomplete lists lacking smelter identification numbers, and therefore we are unable to conclude which smelters or refiners provided the conflict minerals used by our suppliers in products supplied to Agilent.
Year two of Agilent’s conflict minerals program will focus on vetting smelter data including;

·	Working with suppliers to move to version 3.0 of the EICC-GeSI Template 3.0 where new smelter IDs have been assigned;

·	Requiring the use of smelter identification numbers;

·	Requesting that suppliers connect any identified smelters with the products and parts the suppliers supply to Agilent; and

·	Comparing smelters reported by suppliers on the EICC-GeSI Template to the Conflict-Free Sourcing Initiative’s list of smelters.

c.	Efforts to Determine Mine or Location of Origin
As noted above, Agilent’s current efforts focus on gathering smelter information via the EICC-GeSI Template. As the program progresses, we will require full completion of all necessary smelter identification information. This will enable us to validate and disclose all smelters contributing conflict minerals to our products, as well as trace the conflict minerals to their locations of origin. We believe that seeking information about conflict mineral smelters and refiners in our supply chain represents the most reasonable effort we can undertake to determine the mines or locations of origin of the conflict minerals in our supply chain.

d.	Product Determination
Based on the information received so far, all of our products remain “DRC conflict undeterminable.” We make this determination because we lack sufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the necessary conflict minerals in our products to conclude (i) whether the conflict minerals originated in the Covered Countries and, if so (ii) whether the conflict minerals were from recycled or scrap sources or were or were not from other conflict-free sources.

6.	Steps to be taken to mitigate risk
We intend to take the following steps to improve our due diligence process and to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

·	Include a conflict minerals flow-down clause in new or renewed supplier contracts;

·	Expand the number of suppliers requested to supply information;

·	Engage with suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses;

·
Engage any of our suppliers found to be supplying us with conflict minerals from sources that support conflict in the Covered Countries to establish an alternative source of conflict minerals that does not support such conflict; and

·	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.